Exhibit (a)(1)(i)

APOLLO DEBT SOLUTIONS BDC

c/o Apollo Credit Management, LLC

9 West 57th Street

New York, New York 10019

If you do not want to sell your shares of beneficial

interest at this time, please disregard this notice.

This is simply a notification of the Fund’s repurchase offer.

November 14, 2025

Dear Shareholder:

This letter serves to inform you of important dates relating to a repurchase offer by Apollo Debt Solutions BDC (the “Fund”). If you are not interested in tendering your shares of beneficial interest in the Fund (“Shares”) for repurchase at this time, please disregard this notice and take no action.

Please note that the sale of Shares that have been issued after January 1, 2025 will be subject to an “early repurchase deduction” (except in the case of death, divorce or qualified disability of a shareholder and certain discretionary model portfolio management programs), which will reduce your proceeds by 2%. Note that the Fund’s Shares are sold to certain feeder vehicles primarily created to hold the Fund’s Shares that in turn offer interests in such feeder vehicles to non-U.S. persons. For such feeder vehicles and similar arrangements in certain markets, the Fund may not apply the early repurchase deduction to the feeder vehicles or underlying investors, often because of administrative or systems limitations. Payment of the early repurchase deduction will be made by reducing the repurchase proceeds. In addition, the sale of Shares may also be subject to income and transfer taxes. The tender offer period will begin on November 14, 2025 and end at 11:59 p.m., Eastern Time, on December 15, 2025. The purpose of the tender offer is to provide liquidity to shareholders of the Fund. Shares may be presented to the Fund for repurchase only by tendering them during one of the Fund’s announced tender offers.

If you do not wish to sell your Shares for any reason, simply disregard this notice. No action is required if you do not wish to sell any portion of your Shares at this time.

Should you wish to tender all or some of your Shares during this tender offer period, please complete the enclosed Letter of Transmittal and return it by mail or fax to the Fund’s Transfer Agent, SS&C GIDS, Inc., Attention: Apollo Debt Solutions BDC, using one of the below options or to your financial advisor as instructed in the Letter of Transmittal:

Regular Mail – PO Box 219845 Kansas City, MO 64121-9845

Overnight Mail – 801 Pennsylvania Ave, Suite 219845, Kansas City, MO 64105-1307

Fax: 833-674-0765

All Shareholders tendering Shares should carefully review their Letter of Transmittal and follow the delivery instructions therein.

All tenders of Shares must be received in good order by the Fund’s Transfer Agent by 11:59 p.m., Eastern Time, on December 15, 2025.

If you have any questions, please refer to the attached Offer to Purchase document, which contains additional important information about the repurchase offer, or call 1-888-926-2688.

Sincerely,

Apollo Debt Solutions BDC